UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Alcatel Lucent

(Name of Subject Company)

Alcatel Lucent

(Name of Persons Filing Statement)

Ordinary shares, nominal value EUR 0.05 per ordinary share

American Depositary Shares, each representing one ordinary share, nominal value EUR 0.05 per ordinary share (Title of Class of Securities)

FR0000130007

013904305

(CUSIP Number of Class of Securities)

Jean Raby

Chief Financial and Legal Officer

Alcatel Lucent

148/152 Route de la Reine

92100 Boulogne-Billancourt

France

Telephone Number +33 (1) 55 14 10 10

Facsimile Number +33 (1) 55 14 14 05

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Gauthier Blanluet Sullivan & Cromwell LLP 24, rue Jean-Goujon 75008 Paris France Facsimile Number +33 (1) 73 04 10 10	Richard C. Morrissey Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN United Kingdom Facsimile Number +44 (0) 20 7959 8950

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) supplements Items 3, 4 and 9 (but no other Items) of the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 18, 2015, and as amended on November 19, 2015 and November 23, 2015 (the “Schedule 14D-9”) by Alcatel Lucent, a French société anonyme (“Alcatel Lucent”). The Schedule 14D-9 relates to an exchange offer comprised of two offers (separately, the “U.S. Offer” and the “French Offer” and collectively, the “Exchange Offer”) by Nokia Corporation, a Finnish Corporation (“Nokia”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Nokia with the SEC on November 18, 2015, the date of the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Footnote (1) of the table in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Effect of the Exchange Offer on Alcatel Lucent Shares, Alcatel Lucent ADSs, OCEANEs and Share- and Equity-Based Incentive Plans—Table of Consideration Related to the Exchange Offer as of Immediately Prior to the Memorandum of Understanding” starting on page 15 of the Schedule 14D-9 is hereby amended by adding the following additional paragraph:

For further information on restrictions on the ability of Alcatel Lucent’s directors and executive officers to tender into the Exchange Offer, see the section entitled “Item 4. The Solicitation or Recommendation—Intent to Tender” below, which is incorporated herein by reference.

Footnote (1) of the table in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Effect of the Exchange Offer on Alcatel Lucent Shares, Alcatel Lucent ADSs, OCEANEs and Share- and Equity-Based Incentive Plans—Table of Consideration Related to the Exchange Offer as of Immediately Prior to Alcatel Lucent’s Recommendation” starting on page 16 of the Schedule 14D-9 is hereby amended by adding the following additional paragraph:

For further information on restrictions on the ability of Alcatel Lucent’s directors and executive officers to tender into the Exchange Offer, see the section entitled “Item 4. The Solicitation or Recommendation—Intent to Tender” below, which is incorporated herein by reference.

Item 4. The Solicitation or Recommendation

The section entitled “Item 4. The Solicitation or Recommendation—Intent to Tender” starting on page 69 of the Schedule 14-9 is hereby amended to add the following additional paragraphs:

Alcatel Lucent’s board of directors decided on December 1, 2015 to waive the obligation of the members of Alcatel Lucent’s leadership team (including Alcatel Lucent’s executive officers) to hold Alcatel Lucent Shares in an amount equal to one year’s salary in order to enable them to tender such Alcatel Lucent Shares into the Exchange Offer.

Given the reduced liquidity which may affect the Alcatel Lucent Shares held by Mr. Philippe Camus following the Exchange Offer, Alcatel Lucent’s board of directors resolved on December 1, 2015, upon recommendation of the corporate governance and nominations committee, to partially waive the lock-up in order to allow Mr. Camus to tender part of his Alcatel Lucent Shares into the Exchange Offer.

In accordance with such decision, Mr. Camus will tender into the Exchange Offer a total of 1,103,269 Alcatel Lucent Shares (out of the 1,131,352 he holds), corresponding to the sum of (i) the 670,000 Alcatel Lucent Shares granted to him pursuant to the 2008, 2009, 2010 and 2011 Performance Share Plans, plus (ii) the maximum number of Alcatel Lucent Shares granted to him pursuant to the 2012 Performance Share Plan (which are still subject to the holding period of such plan expiring in March 2016) corresponding to a multiple of 20 Alcatel Lucent Shares (i.e. 211,340 out of the 211,352 Alcatel Lucent Shares granted to Mr. Camus under the 2012 Performance Share Plan (the other 12 Alcatel Lucent Shares remaining subject to the holding period of such Performance Share Plan, plus (iii) the 250,000 Alcatel Lucent Shares purchased by him, minus (iv) the 28,071 Alcatel Lucent Shares Mr. Camus is required to hold pursuant to the 2012 Performance Share Plan in order to benefit from the suspension of the purchase obligation contained in such 2012 Performance Share Plan (i.e., a total of 891,929 shares).

As a result, the following shares shall remain subject to lock-up for so long as Mr. Camus remains in office as Chairman of Alcatel Lucent’s board of directors in accordance with article L. 225-197-1 of the French commercial code:

•	265,364 of the 606,797 Nokia Shares received in exchange for the Alcatel Lucent Shares tendered by Mr. Camus into the Exchange Offer;

•	the 12 Alcatel Lucent Shares (which also remain subject to the holding period of the 2012 Performance Share Plan; and

•	the 28,071 Alcatel Lucent Shares mentioned in (iv) above.

In addition, Alcatel Lucent announced on December 2, 2015 that the mutual fund supervisory board (conseil de surveillance du Fonds Commun de Placement Actionnariat) of FCP 2AL decided on November 30, 2015 to tender the Alcatel Lucent Shares it holds into the Exchange Offer.

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby supplemented:

Exhibit No.	Description

(a)(50)	Alcatel Lucent welcomes Nokia’s shareholders approval and waives certain lock-up restrictions (incorporated by reference to the filing under Rule 425 with the SEC by Alcatel Lucent on December 2, 2015)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALCATEL LUCENT

Date: December 2, 2015	By:	/s/ Jean Raby
		Name:	Jean Raby
		Title:	Chief Financial and Legal Officer

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